UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2014

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from                     to

________________

Commission File
No. 001-15373
________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EFSC INCENTIVE SAVINGS PLAN

________________

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Enterprise Financial Services Corp

150 N. Meramec
St. Louis, Missouri 63105

________________

EFSC Incentive Savings Plan

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Plan Administrator of the
EFSC Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of the EFSC Incentive Savings Plan (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EFSC Incentive Savings Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of EFSC Incentive Savings Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Brown Smith Wallace, LLC
St. Louis, Missouri
May 29, 2015

EFSC INCENTIVE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
Assets:
Cash	$—	$17,734

Investments, at fair value:
Mutual funds	15,778,329	20,517,276
Collective trust funds	16,995,221	9,985,019
Common stock fund	1,511,867	1,584,993
Total Investments	34,285,417	32,087,288

Receivables:
Notes receivable from participants	470,574	416,477
Employee contributions receivable	70,726	64,625
Employer matching contributions	1,425,852	1,217,617
Total Receivables	1,967,152	1,698,719

Net Assets Available For Benefits at Fair Value	36,252,569	33,803,741

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(26,893)	(18,954)

Net Assets Available For Benefits	$36,225,676	$33,784,787

See the accompanying notes to financial statements.

EFSC INCENTIVE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Years ended December 31,
	2014	2013
Additions:
Salary deferral contributions	$2,235,048	$2,005,710
Participant Roth contributions	255,897	234,014
Employer matching contributions, net of forfeitures	1,425,852	1,217,617
Rollover contributions	245,854	491,875
Total Additions	4,162,651	3,949,216

Deductions:
Benefits paid to participants	3,564,201	3,179,340
Administrative expenses	6,566	5,613
Total Deductions	3,570,767	3,184,953

Investment Income:
Net change in fair value of investments	480,452	5,063,389
Dividend income	1,349,588	1,299,310
Total Investment Income	1,830,040	6,362,699

Interest income on notes receivable from participants	18,965	18,262

Net Increase	2,440,889	7,145,224

Net Assets Available For Benefits - Beginning Of Year	33,784,787	26,639,563

Net Assets Available For Benefits - End Of Year	$36,225,676	$33,784,787

See the accompanying notes to financial statements.

EFSC INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 1 - DESCRIPTION OF PLAN

The following description of the EFSC Incentive Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a complete description of the Plan's provisions.

General
The Plan is a defined contribution plan, with a 401(k) provision, covering all employees of Enterprise Financial Services Corp and its wholly owned subsidiary Enterprise Bank & Trust (Enterprise) who are not seasonal or leased employees and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan Administrator and Plan Sponsor is Enterprise Financial Services Corp (EFSC). The Plan Trustee is the Enterprise Bank Incentive Savings Plan Trustee Committee which is comprised of six employees of Enterprise. The Plan Trustee Committee meets at least twice per Plan year.

Contributions
Participants may make elective deferrals from 1% to 75% of eligible compensation to the Plan on a pre-tax basis. The Plan also allows participants to contribute to an account that accepts Roth after-tax contributions. In 2014 and 2013, a participant could contribute between $0 and $17,500 in total, to all accounts (pre-tax contributions and Roth after-tax contributions). If a participant is age 50 or older and makes the maximum allowable deferral, they are eligible to make catch-up contributions. In 2014 and 2013, the maximum catch up contribution was $5,500. Enterprise may also make an annual employer matching contribution which is discretionary and determined by the Board of Directors of Enterprise. The employer matching contribution, on behalf of each participant, will be a percentage of deferrals up to the first 5% of the participant's compensation. Participants may also contribute qualified rollover contributions representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable limits of the Internal Revenue Code.

Employer matching contributions before reduction for forfeitures and other miscellaneous items were $1,486,970 and $1,259,909 for 2014 and 2013, respectively.

On March 1, 2013, the Plan was amended to allow for an automatic salary deferral feature for new participants. New employees hired on or after March 1, 2013, are automatically enrolled at 3%, unless an alternative amount or an election to not defer under the Plan occurs by the participant. Effective March 1, 2014, existing participants contributing zero percent were also automatically enrolled at 3%, with an increase of 1% per year up to a maximum of 10%, unless an alternative deferral amount or election to not defer occurs by the participant.

Vesting
Participants are immediately vested in their contributions, including rollover contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service, as defined in the Plan Agreement. Participants vest in employer matching contributions according to a five-year graded schedule and are 20% vested after one year of service and 100% vested after five years of service, upon reaching early or normal retirement, or upon total and permanent disability or death.

Participant Accounts
Each participant's account is credited with the participant's contributions, the employer's matching contributions and an allocation of the Plan's earnings. The allocation of earnings is determined by the earnings of the participant's investment selection based on each participant's balance, as defined in the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of Benefits
While actively employed, participants may receive hardship withdrawals of their vested account balance, subject to applicable regulations and approvals covering hardship withdrawals. Also, participants age 65 and over may receive regular in-service distributions of their vested accounts while actively employed.

On termination of service, a participant may elect to defer their distribution or, subject to appropriate spousal consent, receive a lump-sum distribution equal to the participant's vested interest in their account. Account balances less than $5,000 are generally distributed to an Individual Retirement Account (IRA) if the participant does not make a distribution election.

Forfeitures
Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Enterprise. As described in the Plan, forfeitures are used to reduce future employer matching contributions or administrative expenses of the Plan. Forfeitures used to offset employer matching contributions amounted to $61,118 and $42,292 for the years ended December 31, 2014 and 2013, respectively.

Notes Receivable From Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Note receivable terms range from one month to five years (longer for the purchase of a primary residence), at a mutually agreed term between the participant and the Plan Administrator. The notes are secured by the vested balance in the participant's account and bear interest at a rate equal to 1% above the prime rate. The interest rate is fixed for the duration of the loan. Principal and interest are paid through payroll deductions.

Administrative Expenses
Substantially all administrative expenses of the Plan are paid by Enterprise or EFSC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. See Note 3 for further discussion on fair value measurements.

The EFSC Common Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists primarily of EFSC common stock, and also includes cash investments in the Charles Schwab Institutional Money Market Fund sufficient to meet the Fund's daily liquidity needs. EFSC common stock is traded on a national securities exchange (NASDAQ: EFSC). The value of a unit reflects the combined market value of EFSC common stock and the cash investments held by the Fund. At December 31, 2014 and 2013, 168,221 and 172,503 units were outstanding with a value of approximately $8.99 and $9.19 per unit, respectively.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits is required to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Plan invests in fully-benefit responsive investment contracts through a collective investment in the Wells Fargo Stable Value Fund. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Fair Value Measurements
The Plan's investments are stated at fair value. Refer to Note 3 for fair value measurements of the Plan's investments.

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties
The Plan invests in various investment securities, including common stock of the Plan Sponsor. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits
Benefits are recorded when paid.

Subsequent Events
The Plan has evaluated subsequent events through May 29, 2015, the date the financial statements were available to be issued.

NOTE 3 - INVESTMENTS

The Plan's investments are held in a qualified tax-exempt trust, managed by Charles Schwab Trust Company (the Custodian). Participants can direct contributions to any of 24 investment options offered by the Plan.

Investments are summarized as follows:

	December 31,
	2014		2013
Mutual funds:
American Beacon Small Cap Value Institutional	$2,062,555	**	$2,133,083	**
American Funds The Growth Fund of America R6	2,837,638	**	2,752,264	**
American Funds EuroPacific Growth Fund R6	1,670,400		1,824,096	**
BlackRock Small Cap Growth Equity Institutional	—		1,395,501
Brandes Emerging Markets	129,353		—
CRM Mid Cap Value Fund Institutional	1,450,416		1,685,923
Dodge & Cox Stock Fund	3,908,045	**	3,533,327	**
ING Global Real Estate Fund Class I	—		345,443
Oakmark Ridge Small Cap Fund Class I	1,256,815		—
Oakmark International Small Cap Fund Class I	785,652		1,223,504
PIMCO Total Return Fund - Administrative Class	—		2,267,892	**
Prudential Jennison Mid-Cap Growth Fund, Inc.	1,032,529		968,046
Touchstone Emerging Markets Equity Fund	—		76,160
Vanguard 500 Index Signal	—		2,312,037	**
Voya Global Real Estate Fund Class I	644,926		—
Total Mutual funds	15,778,329		20,517,276

Collective trust funds:
Wells Fargo Stable Value Fund *	1,992,105	**	2,339,986	**
Global Trust IR+M Core Bond Fund	2,569,856	**	—
Retirement Advocate Aggressive	1,134,935		993,300
Retirement Advocate Conservative	1,027,230		118,179
Retirement Advocate Moderate Conservative	461,595		1,310,747
Retirement Advocate Moderate Aggressive	1,489,417		1,361,962
Retirement Advocate Moderate	492,133		451,587
Schwab Managed Retirement Trust 2010 Fund Class III	234,451		—
Schwab Managed Retirement Trust 2020 Fund Class III	1,917,225	**	—
Schwab Managed Retirement Trust 2030 Fund Class III	1,306,341		—
Schwab Managed Retirement Trust 2040 Fund Class III	1,020,926		—
Schwab Managed Retirement Trust 2050 Fund Class III	421,261		—
Schwab Managed Retirement Trust Income Fund Class IV	—		11,530
Schwab Managed Retirement Trust 2010 Fund Class IV	—		164,468
Schwab Managed Retirement Trust 2020 Fund Class IV	—		1,397,789
Schwab Managed Retirement Trust 2030 Fund Class IV	—		924,631
Schwab Managed Retirement Trust 2040 Fund Class IV	—		699,388
Schwab Managed Retirement Trust 2050 Fund Class IV	—		192,498
SSGA S&P 500 Index Non-Lending Class N	2,900,853	**	—
Total Collective trust funds	16,968,328		9,966,065

Common stock fund:
EFSC Common Stock Fund	1,511,867		1,584,993

Total Investments	$34,258,524		$32,068,334

* Presented at contract value.
** Represented 5% or more of the Plan's net assets available for benefits as of the end of each respective Plan year. All other amounts included for comparison purposes only.

The Plan's investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years ended December 31,
	2014	2013
Mutual funds	$(193,106)	$3,306,926
Collective trust funds	715,062	1,186,444
Common stock fund	(41,504)	570,019
	$480,452	$5,063,389

Fair Value Measurements
The Plan utilizes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below.

•	Level 1 Inputs - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

•	Level 2 Inputs - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 Inputs - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

•
Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (SEC). The funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•
Collective trust funds - Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The practical expedient is not used when its determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

•
Common stock fund - Valued at the closing price reported on the active market on which the individual securities are traded plus the carrying value of the cash component of the fund, which approximates fair value.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes the valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2014 and 2013. The Plan follows accounting guidance which requires that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risk of the investments.

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual funds:
Value funds	8,980,947	—	—	8,980,947
Growth funds	6,797,382	—	—	6,797,382
Total mutual funds	15,778,329	—	—	15,778,329
Collective trust funds:
Managed funds (a)	—	9,505,514	—	9,505,514
Fixed funds (b)	—	2,569,856	—	2,569,856
Stable value funds (c)	—	2,018,998	—	2,018,998
Index funds (d)	—	2,900,853	—	2,900,853
Total collective trust funds	—	16,995,221	—	16,995,221
Common stock fund:
Financial services	—	1,511,867	—	1,511,867
Total common stock fund	—	1,511,867	—	1,511,867
Total investments at fair value	$15,778,329	$18,507,088	—	$34,285,417

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Mutual funds:
Index funds	$2,312,037	—	—	$2,312,037
Value funds	8,997,440	—	—	8,997,440
Growth funds	6,939,907	—	—	6,939,907
Fixed funds	2,267,892	—	—	2,267,892
Total mutual funds	20,517,276	—	—	20,517,276
Collective trust funds:
Managed funds (a)	—	7,626,079	—	7,626,079
Fixed funds (c)	—	2,358,940	—	2,358,940
Total collective trust funds	—	9,985,019	—	9,985,019
Common stock fund:
Financial services	—	1,584,993	—	1,584,993
Total common stock fund	—	1,584,993	—	1,584,993
Total investments at fair value	$20,517,276	$11,570,012	—	$32,087,288

(a) This category includes funds designed to provide single investment portfolios that adjust over time, or to meet the risk tolerance and return objectives of investors based on retirement date. The funds are diversified across several asset classes, including, but not limited, to large cap equities, small cap equities, international equities, fixed income and stable value. There are no restrictions on participant redemptions and there are no unfunded commitments for investments in collective trusts. Were the Plan to initiate a full redemption of certain collective trusts, however, the trustees of the collective trusts could impose restrictions to the extent it is determined a full redemption could disrupt the liquidity or management of the fund.

(b) This category includes a fund with the objective to outperform a specified index by investing primarily in fixed income securities that are investment grade as determined by the fund's advisors.

(c) The Plan invests in the Wells Fargo Stable Value Fund, a collective investment fund that is fully benefit-responsive. The fund invests in stable value products, including guaranteed investment contracts (“GIC's”), synthetic GIC's, and money market funds. The fund seeks to outperform money market funds in a normal yield curve environment and attempts to maintain a stable unit value. The fund's valuation occurs daily.

For the Wells Fargo Stable Value Fund, all income is reinvested and included in the net asset value of the fund on a daily basis. No dividends are paid. Participants can generally redeem units daily in all circumstances.

(d) The investment objective of funds in this category is to approximate as closely as practicable, before expenses, the performance of the S&P 500 Index over the long term.

NOTE 4 - PLAN TERMINATION

Although it has not expressed intent to do so, EFSC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. EFSC may elect to have all assets transferred to another qualified plan in which all participants who would have otherwise received a distribution will have an interest, and each participant's interest will be nonforfeitable as to amounts attributable to assets transferred on his or her behalf.

NOTE 5 - INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Retirement Plan Services, LLC (Retirement Plan Services). The Plan Sponsor amended and restated the Plan effective January 1, 2010 by adopting a new Retirement Plan Services prototype plan document. Retirement Plan Services received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (IRC). The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRS and with IRS Revenue Procedure 2005-16, which provides that, if certain conditions are met, an employer may rely on a favorable opinion letter issued to a prototype Plan Sponsor as if the employer had received a favorable determination letter.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's federal tax returns for tax years 2011 and later remain subject to examination by taxing authorities.

NOTE 6 - TRANSACTIONS WITH RELATED PARTIES AND PARTIES-IN-INTEREST

Certain Plan investments are shares of collective trusts managed by Charles Schwab. Charles Schwab is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the plan for the investment management services are included in net appreciation in fair value of the investments, as they are paid through revenue sharing, rather than a direct payment. In 2014 and 2013, the Plan made a direct payment to the third party administrator of $6,566 and $5,613, respectively, which was not covered by revenue sharing.

During 2014 and 2013, the Plan purchased 7,640 and 5,910 EFSC common shares, respectively. The Plan also sold or distributed a total of 9,524 and 6,950 EFSC common shares, during 2014 and 2013, respectively. All shares were bought or sold on the open market.

EFSC owns a 10% membership interest in Retirement Plan Services, the Plan's third-party recordkeeper.

EFSC INCENTIVE SAVINGS PLAN
SUPPLEMENTAL SCHEDULE

EIN: 43-1706259 PLAN: 001
SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2014

Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, collateral and maturity value	Current Value

Mutual funds:
American Beacon Small Cap Value Institutional		$2,062,555
American Funds The Growth Fund of America R6		2,837,638
American Funds EuroPacific Growth Fund R6		1,670,400
Brandes Emerging Markets		129,353
CRM Mid Cap Value Fund Institutional		1,450,416
Dodge & Cox Stock Fund		3,908,045
Oakmark Ridge Small Cap Fund Class I		1,256,815
Oakmark International Small Cap Fund Class I		785,652
Prudential Jennison Mid-Cap Growth Fund, Inc.		1,032,529
Voya Global Real Estate Fund Class I		644,926
		15,778,329

Collective trust funds:
Wells Fargo Stable Value Fund		2,018,998
Global Trust IR+M Core Bond Fund		2,569,856
Retirement Advocate Aggressive		1,134,935
Retirement Advocate Conservative		1,027,230
Retirement Advocate Moderate Conservative		461,595
Retirement Advocate Moderate Aggressive		1,489,417
Retirement Advocate Moderate		492,133
Schwab Managed Retirement Trust 2010 Fund Class III*		234,451
Schwab Managed Retirement Trust 2020 Fund Class III*		1,917,225
Schwab Managed Retirement Trust 2030 Fund Class III*		1,306,341
Schwab Managed Retirement Trust 2040 Fund Class III*		1,020,926
Schwab Managed Retirement Trust 2050 Fund Class III*		421,261
SSGA S&P 500 Index Non-Lending Class N		2,900,853
		16,995,221

Common stock fund:
EFSC Common Stock Fund *		1,511,867

Notes receivable from participants*	Interest rates ranging from 4.25% to 8.00%; Due at various dates through 2035	470,574

Total		$34,755,991

* Represents a party-in-interest to the Plan.

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, line 4i.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 29, 2015                        EFSC Incentive Savings Plan

/s/ Mark G. Ponder
Mark G. Ponder
Senior Vice President & Controller
Enterprise Financial Services Corp

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm - Brown Smith Wallace, LLC